PROSkauer rose llp
eleven times square
New York, New York 10036

September 12, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson

Re:	The Lazard Funds, Inc.
(File Nos.: 33-40682; 811-06312)

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), on or about September 25, 2017 we plan to file with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 121 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 120 (“Amendment No. 120”) to the Registration Statement, filed on July 14, 2017, which was filed in order to add a new series to the Fund, Lazard Equity Franchise Portfolio (the “Portfolio”).

The Amendment will respond to comments of the staff of the Commission (the “Staff”) on Amendment No. 120 that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on August 28, 2017.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Principal Investment Strategies

1.	Staff Comment: Pursuant to Rule 35d-1 under the 1940 Act, an investment company is required to invest at least 80% of its assets in the type of investment or industry suggested by its name (“80% policy”). Please explain why the term “franchise” does not trigger an 80% policy for the Portfolio.

Response: We do not believe the inclusion of “franchise” in the Portfolio’s name requires an 80% policy under Rule 35d-1, as a franchise is neither a type of investment nor an industry. As described in the prospectus, the Investment Manager plans to invest in companies that have an “economic franchise,” meaning companies that have historically shown an ability to generate unleveraged returns at or above their cost of capital for long periods of time. Accordingly, the

Portfolio may invest in companies across many different industries and not focus its investments in a particular industry.

2.	Staff Comment: It appears that the Portfolio is attempting to link its name to the definition of an “economic franchise” as described in “Principal Investment Strategies.” Please explain why this interpretation is consistent with a generally accepted definition of the term franchise. The term may confuse investors who think that the Portfolio invests in commonly known consumer franchises (such as fast-food franchises) rather than companies with brand value.

Response: We believe that the Portfolio’s name, together with the description of an “economic franchise” in “Principal Investment Strategies,” clearly indicates to investors what kind of investments and investment strategies the Portfolio will pursue. Other registered investment companies with “franchise” in their name also define franchise similarly to the Portfolio and pursue similar investment strategies.1

3.	Staff Comment: Please confirm that the Portfolio will not have shareholder fees.

Response: We have been advised by Fund management that the Fund will not have shareholder fees.

Summary Section—Fees and Expenses

4.	Staff Comment: Please provide the Staff with the completed fee table and expense examples.

Response: The completed fee table and expense examples, to be filed in the Amendment, are as follows:

	Institutional Shares	Open Shares	R6 Shares

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	.80%	.80%	.80%

Distribution and Service (12b-1) Fees	None	.25%	None

Other Expenses*	.20%	.20%	.20%

Total Annual Portfolio Operating Expenses	1.00%	1.25%	1.00%

Fee Waiver and Expense Reimbursement**	.05%	.05%	.10%

Total Annual Portfolio Operating Expenses After Fee Waiver and Expense Reimbursement**	.95%	1.20%	.90%

*	Other Expenses are based on estimated amounts for the current fiscal year.

**	Reflects a contractual agreement by Lazard Asset Management LLC (the “Investment Manager”) to waive its fee and, if necessary, reimburse the Portfolio until September 29, 2019, to the extent Total Annual Portfolio Operating Expenses exceed .95%, 1.20% and .90% of the average daily net assets of the Portfolio’s Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of “Acquired Funds” and extraordinary expenses. This agreement can only be amended by agreement of the Fund, upon approval by the Fund’s Board of Directors, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

1 See Invesco American Franchise Fund (Invesco Advisers, Inc.), Global Franchise Portfolio (Morgan Stanley Investment Management).

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	1 Year	3 Years

Institutional Shares	$97	$313

Open Shares	$122	$381

R6 Shares	$92	$308

5.	Staff Comment: Please confirm supplementally whether “Acquired Fund Fees and Expenses” are projected to exceed one basis point (0.01%). If so, please add a line item to the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that “Acquired Fund Fees and Expenses” will exceed one basis point (0.01%).

6.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund on behalf of the Portfolio (the “Expense Limitation Agreement”), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnote ** to the fee table.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Investment Strategies and Investment Risks—Investment Strategies

7.	Staff Comment: Please confirm investment in exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) is not a principal investment strategy of the Portfolio.

Response: We have been advised by Fund management that investing in ETFs and ETNs is not a principal investment strategy of the Portfolio.

8.	Staff Comment: In the Summary Section, investing in foreign currency forward contracts is listed as a principal investment strategy. Please confirm that foreign currency forward contracts are the only derivative instruments that are a part of the Portfolio’s principal investment strategy.

Response: We have been advised by Fund management that foreign currency forward contracts are the only derivative instruments that are a part of the Portfolio’s principal investment strategy.

Fund Management—Investment Manager

9.	Staff Comment: The last sentence of the fourth paragraph states: “This [expense limitation] agreement will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.” Please confirm that there are no other circumstances in which the Expense Limitation Agreement may be terminated, such as by the Fund’s board of directors or by the Fund’s Investment Manager, and if there are, please add applicable disclosure.

Response: There are no other circumstances in which the Expense Limitation Agreement may be terminated.

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Other Performance of the Investment Manager

10.	Staff Comment: The first sentence of the first paragraph states: “[t]he Portfolio’s investment objectives, policies and strategies are substantially similar to those used by the Investment Manager in advising certain discretionary accounts . . . .” (emphasis added). Please confirm that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio or that the omission of certain accounts does not render the other performance misleading.

Response: We have been advised by Fund management that the Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composite of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the Portfolio pursuant to the construction requirements does not render the Composite misleading.

*   *   *   *   *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:         Lisa Goldstein

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